June 25, 2025

Joshua Kobza
Chief Financial Officer
Restaurant Brands International Inc.
130 King Street West, Suite 300
Toronto, Ontario M5X1E1
Canada

        Re: Restaurant Brands International Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 21, 2025
            File No. 001-36786
Dear Joshua Kobza:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services